Filed by: Banca Monte dei Paschi di Siena S.p.A
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Mediobanca – Banca di Credito Finanziario Società per Azioni
SEC Correspondence File Number: 132-00001

[This English translation of the notice pursuant to article 102 of Legislative Decree no. 58/1998 is for courtesy only and shall not be relied upon by the recipients.  The Italian version of the notice pursuant to article 102 of Legislative Decree no. 58/1998 is the only official version and shall prevail in case of any discrepancy.]
THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.
VOLUNTARY PUBLIC EXCHANGE OFFER LAUNCHED BY BANCA MONTE DEI PASCHI
DI SIENA S.P.A. ON THE ORDINARY SHARES OF MEDIOBANCA – BANCA DI CREDITO
FINANZIARIO SOCIETÀ PER AZIONI
Notice pursuant to Article 102, paragraph 1, of Legislative Decree no. 58 of 24 February 1998, as subsequently amended and integrated, and Article 37 of the regulation adopted by CONSOB with resolution no. 11971 of 14 May 1999, as subsequently amended and integrated, concerning the voluntary public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A. on the ordinary shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni.
Siena, 24 January 2025 – Pursuant to article 102, paragraph 1, of Legislative Decree 24 February 1998, n. 58, as subsequently amended and integrated (the “TUF”), and article 37 of the regulation adopted by CONSOB with resolution n. 11971 of 14 May 1999, as subsequently amended and integrated (the “Issuers’ Regulation”), Banca Monte dei Paschi di Siena S.p.A. (“MPS” or the “Offeror”), by this notice (the “Notice”) announces that on 23 January 2025 it has taken the decision to launch a voluntary public exchange offer pursuant to Articles 102 and 106, paragraph 4, of the TUF (the “Offer”), concerning all of the ordinary shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni (the “Issuer” or “Mediobanca”) admitted to trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. (“Borsa Italiana”), including the treasury shares held by the Issuer.
As at the date of this Notice, the Offer will relate to a maximum of no. 833,279,689 ordinary shares of the Issuer representing 100% of the Issuer’s share capital and of the ordinary shares of the Issuer (including treasury shares held by the Issuer) (the “Mediobanca Shares” or the “Issuer’s Shares”).
For each Mediobanca Share tendered in the Offer, MPS shall offer a consideration, not subject to adjustment (except as set out below), equal to no. 2.300 newly issued ordinary shares of the Offeror (the “Consideration”).
Therefore, for each no. 10 Mediobanca Shares tendered in the Offer, no. 23 newly issued ordinary shares of the Offeror will be offered in exchange.
On the basis of the official price of the Offeror’s shares recorded at the close of 23 January 2025 (last trading day preceding the date of this Notice) equal to Euro 6.9531 (the “MPS Reference Price”), the Consideration evidences a valuation equal to Euro 15.992 for each Mediobanca Share (the “Mediobanca Reference Price”) and, therefore, incorporates a premium equal to 5.03% with respect to the official price of Mediobanca Shares recorded at the close of 23 January 2025 (equal to Euro 15.2272).
For further Information on the premium incorporated by the Consideration with respect to the weighted daily average of the official prices of Mediobanca Shares, please refer to paragraph 3.2.1 of this Notice.

[1]	Source: FactSet VWAP
[2]	Source: FactSet VWAP

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As further detailed in paragraph 1.3 “Industrial and strategic considerations”, the success of the Offer will enable an acceleration in the utilization of the DTA (as defined below) held by MPS, with an estimated effect for Mediobanca shareholders participating in the Offer of Euro 1.2 billion in net present value, equal to approximately 10% of Mediobanca’s current market value.
The Consideration was determined on the assumption that, prior to the Payment Date (as defined below):
i
the Issuer and/or the Offeror do(es) not approve or initiate any ordinary distribution (including interim dividends) or extraordinary distribution of dividends taken from profits and/or other reserves; and

ii
the Issuer does not approve or initiate any transaction on its share capital (including, by way of example, capital increases or reductions) and/or on Mediobanca Shares (including, but not limited to, the amalgamation or cancellation of shares).

If, prior to the Payment Date (as defined below), the Issuer and/or the Offeror should pay(s) a dividend (including an interim dividend) and/or make a distribution of reserves to its shareholders, or in any event the ex coupon (cedola) relating to dividends resolved upon but not yet paid by the Issuer and/or MPS, as the case may be, is detached from the Mediobanca Shares and/or the MPS shares, the Consideration shall be adjusted to take into account the dividend distributed (or the interim dividend) or the reserve distributed.
Without prejudice to the Conditions of Effectiveness of the Offer (as defined below, for which please refer to paragraph 1.5), should the Issuer approve or initiate any transaction on its share capital (including, without limitation, capital increases or reductions) and/or on Mediobanca Shares (including, without limitation, the amalgamation or cancellation of shares), such circumstance shall result in an adjustment of the Consideration if the Offeror waives its right to avail itself of the relevant Conditions of Effectiveness, where applicable, in relation to such individual event.
Any adjustment of the Consideration as a result of the foregoing shall be disclosed in the manner and within the time prescribed by applicable law.
The shares of MPS offered as Consideration will be issued in execution of a delegation given by the shareholders’ meeting for a share capital increase pursuant to Article 2443 of the Italian Civil Code to be released by (and against) the contribution in kind of the Issuer’s Shares tendered in the Offer and, therefore, with exclusion of the option right pursuant to Article 2441, paragraph 4, of the Italian Civil Code.  The Board of Directors of MPS resolved on 23 January 2025 to submit to the shareholders’ meeting of the Offeror in extraordinary session, convened for 17 April 2025, the proposal to delegate to the Offeror’s Board of Directors the above mentioned share capital increase to serve the Offer, as described under paragraph 3.2.3 below.
The legal assumptions and essential elements of the Offer are indicated below.  For any further information and for a complete description and evaluation of the Offer, please refer to the offer document which will be prepared on the basis of scheme 2A of Annex 2 of the Issuers’ Regulation and made available by in the manner and within the timeframe prescribed by applicable laws and regulations (the “Offer Document”).  For the sake of completeness, please also note that by the date of publication of the Offer Document (the “Publication Date of the Offer Document”), a document will be published for the purposes of the exemption from the obligation to publish a prospectus pursuant to Article 1 par. 4, let. f) and par. 5 let. e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Exemption Document”).
The Offeror points out that, in making the Offer, it has relied exclusively on information and data publicly disclosed by the Issuer.
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1.	LEGAL GROUNDS, RATIONALE AND CONDITIONS OF THE OFFER
1.1	Legal grounds of the Offer
The Offer is a voluntary public exchange offer for all the shares of the Issuer, launched pursuant to Articles 102 and 106, paragraph 4 of the TUF and the relevant implementing provisions contained in the Issuers’ Regulation.
The launch of the Offer is subject to the Authorizations referred to in paragraph 1.4, while its effectiveness is subject to the Conditions of Effectiveness of the Offer referred to in paragraph 1.5.
1.2	Reason for the Offer and future plans
MPS has decided to launch the Offer for the acquisition of Mediobanca, with the aim of creating a new Italian banking champion through the union of two among the most distinctive brands in the financial services industry:   MPS for Retail and Commercial Banking and Mediobanca for Wealth Management, Corporate & Investment Banking and Consumer Finance.
Over the past three years, MPS has steadily strengthened its fundamentals, consolidating the sustainability of its business model and improving its risk profile to achieve solid levels of profitability.  Moreover, MPS has exceeded most of the targets of the 2022-2026 business plan two years in advance and with one of the strongest capital positions in Europe.
MPS intends to play an active role in the ongoing consolidation scenario in the Italian banking sector.
The combination with Mediobanca will create a new national champion ranking among the top three institutions in terms of total assets, loans to clients, direct deposits and total financial assets.  The new group will be able to rely on Mediobanca’s distinctive expertise in the areas of Wealth Management, Corporate & Investment Banking and Consumer Finance and of MPS in the sectors of Retail and Commercial Banking.  In this way, the global service offerings will be strengthened, the products base will be enhanced and market penetration will be improved.  The combination will enable the assumption of a primary role in the asset gathering through the combination of Banca Widiba with Mediobanca Premier.  The group will be financially strengthened, with a diversified revenue stream and strong resilience able to compete successfully in different scenarios.
MPS believes that the Offer represents the opportunity of further development and ideal growth for both institutions and presents a significant value creation for the shareholders of both companies and for all stakeholders.  The combination of the two banks will allow to:
•
create the third national banking operator, with a distinctive, diversified and resilient business model, which can leverage the combination of two of the most prestigious brands in the Italian financial sector, with distinctive and complementary capabilities;

•	expand the product offering by leveraging a full range of product factories and partnerships and the new entity’s leadership position in key markets;
•
accelerate the utilization of deferred tax assets (“DTA”) on MPS’s past losses, leveraging on a higher consolidated tax base and by budgeting Euro 1.3 billion (currently off-budget), bringing the total to Euro 2.9 billion.  Over the next six years, the use of these DTAs will generate a significant capital benefit (Euro 0.5 billion per year), in addition to the net income;

•	extract synergies deriving from the combination of the two entities, estimated at EUR 0.7 billion per year before tax, as described in paragraph 1.3;
•	create value for all shareholders through the distribution of sustainable dividend flows over time, while confirming MPS’s solid capital position;
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•	realize a simple integration with limited employment impacts, while at the same time offering the employees of each institution the opportunity to develop their careers in a larger organization;
•	improve the positioning of all stakeholders, with a scale to serve them at European level;
•
increase support to households, businesses, territories and to the Italian economy, by strengthening overall support to Italian households, both in financing needs and in the generation, preservation and protection of savings, and to businesses, by partnering with leading Italian companies to capture domestic and international growth opportunities; and

•
consolidate the sustainability strategies of the two banks, leveraging their respective ESG capabilities to strengthen the combined entity’s positioning and promote its commitment to the communities and territories where it has its roots.

1.3	Industrial and strategic conisderations
The combination with Mediobanca will create a new national champion, ready to support the country’s households and businesses with a distinctive business model, characterized by a balanced mix and a solid capital and liquidity position.  The strong complementarity between the two banks represents an opportunity to evolve towards a single banking entity by leveraging innovative and specialised activities:
•
a best-in-class Wealth Management player, thanks to the combination of the capabilities of Mediobanca and MPS in private banking and Banca Wibida and Mediobanca Premier in asset gathering, including through approximately 1,200 promoters in aggregate;

•
a strong CIB player in all products (e.g., consulting, capital markets and corporate lending), with a leading position in the Equity Capital Markets and M&A market and a strong complementary client base (SMEs and corporates), with a growth opportunity in the developing market segment of medium-sized companies;

•	the leader in consumer financing through Compass, already MPS’s chosen partner; and
•	an operator who benefits from a sustainable cash flow from the insurance investment.
The combination of MPS and Mediobanca will generate:
•
significant revenue synergies, preliminarily estimated at approximately EUR 0.3 billion per year, due to the expansion of the service offering and the strengthening of factory capacities, as well as increased penetration in key segments.  A significant contribution to synergies is expected in particular from the increased penetration of consumer finance and mortgage products, the integration of the value chain in the investment sector, the sharing of best practices in the asset gathering sector, the offering of Advisory services to MPS’s corporate customers, and the enhancement of the offering to small business and small economic operators by leveraging the combined entity’s network;

•	a reduction in operating costs by minimizing duplication with synergies estimated at approximately Euro 0.3 billion through optimization of central functions and IT and administrative expenses;
•
a more balanced funding mix, due to MPS’s commercial financing capacity, resulting in estimated synergies of approximately Euro 0.1 billion per year, optimizing the wholesale funding position of the combined entity;

•
a combination from the two banks’ strategic technology and digital investment initiatives, which have multiple areas of similarity.  By way of example, reference is made to investment initiatives related to Wealth Management, with the aim of developing a distinctive digital platform in Wealth Management, business CIB and Consumer Finance;

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•	one-off integration costs are estimated at approximately Euro 0.6 billion before tax, to be spent in the first year.
The transaction will also accelerate the utilization of the DTAs held by MPS, with an estimated net present value for the benefit of Mediobanca’s shareholders of Euro 1.2 billion, or about 10% of Mediobanca’s current market capitalization.
MPS expects to maintain a solid capital base (pro-forma Common Equity Tier 1 ratio equal to approximately 16%) upon completion of the transaction, supported by increased organic capital generation.
1.4	Authorizations
The Offeror shall, no later than the date of submission of the Offer Document to Consob, submit to the competent authorities the following applications to obtain the prior authorizations required by the applicable laws and sector regulations in relation to the Offer:
(i)
application to be filed with the European Central Bank and the Bank of Italy for prior authorizations for the acquisition of the direct controlling shareholding in the Issuer, as well as the acquisition of the indirect controlling shareholdings in Mediobanca Premier S.p.A. and Compass Banca S.p.A., pursuant to Articles 19 and 22 of Legislative Decree no. 385 of 1 September 1993 (“TUB”);

(ii)
application / prior notice to be filed to the Bank of Italy for prior authorizations / clearance for the acquisition of indirect controlling shareholdings in Mediobanca SGR S.p.A, MBCredit Solutions S.p.A., MBFACTA S.p.A., SelmaBipiemme Leasing S.p.A. and Spafid S.p.A., pursuant, as applicable, to Articles 19 and 22 of TUB, as referred to in Article 110 of the TUB and Article 15 of the TUF;

(iii)
application to be filed with the European Central Bank and to the Bank of Italy for a prior verification that the amendments to the Offeror’s by-laws simultaneous to and in relation to the Capital Increase Reserved to the Offer (and the related Delegation, as defined below) do not conflict with the sound and prudent management of the Offeror, pursuant to Articles 56 and 61 of the TUB, and the prior authorization to count the new shares issued in the context of the aforesaid Capital Increase Reserved to the Offer as Offeror’s common equity tier 1, pursuant to Articles 26 and 28 of Regulation (EU) 575/2013 of the European Parliament and of the Council of 26 June 2013;

(iv)
application to the Bankof Italy and the European Central Bank for the authorization of the acquisition, by the Offeror, of direct and indirect shareholdings which, in the aggregate, exceed 10% of the consolidated equity of the Offeror’s banking group, pursuant to Articles 53 and 67 of the TUB, as implemented in Part Three, Chapter I, Section V, of the Bank of Italy Circular no. 285 of 17 December 2013, as subsequently amended and supplemented;

(v)
application to IVASS for the authorization to acquire the qualified indirect shareholding in Assicurazioni Generali S.p.A., pursuant to Articles 68 et seq. of Legislative Decree no. 209 of 7 September 2005;

(vi)
all other applications for prior authorizations that, pursuant to the industry-specific regulations, shall be required in connection with the Offer, including those that may be required from the competent foreign authorities;

(collectively, the “Prior Authorizations”).
It should be noted that, pursuant to Article 102, paragraph 4 of the TUF, Consob’s approval of the Offer Document may occur only after obtaining each of the Preliminary Authorizations.
Furthermore, the Offeror shall submit, within the date of submission of the Offer Document to Consob, (i) the necessary communications to the competent authorities on the control of concentrations between companies; (ii) the necessary communications to the Presidency of the Council of Ministers pursuant to Article 2 of Legislative Decree no. 21 of 15 March 2012, as amended (the so-called golden power); (iii) the necessary communications pursuant to the discipline on foreign subsidies distorting the internal market (FSR); and (iv) all other applications for the obtainment of authorizations that shall be required by any authority for the purpose of completing the Offer (collectively, the “Other Authorizations” and, together with the Prior Authorizations, the “Authorizations”).
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The Offeror specifies that, in defining the applications for the Authorizations required by the applicable regulations in relation to the Offer, it has relied exclusively on information in the public domain concerning the qualifying shareholdings directly or indirectly held by Mediobanca.
1.5	Conditions of Effectiveness of the Offer
The Offer shall be subject to the approval of the proposal of Delegation for the Capital Increase Reserved to the Offer (as defined below) by the shareholders’ meeting of the Offeror and of the Offer Document by Consob upon completion of the relevant preliminary investigation within the terms set forth by Article 102, paragraph 4, of the TUF.
In addition, the Offer is also subject to the occurrence of each of the following conditions of effectiveness (acknowledging that they are set forth below in an order which is not mandatory), which will be further detailed in the Offer Document (the “Conditions of Effectiveness”):
(i)	that Prior Authorizations are issued without any requirements, conditions or limitations (the “Prior Authorizations Condition”);
(ii)
that, within the second trading day prior to the Payment Date (as defined below), the competent antitrust authorities approve, without conditions, limitations and prescriptions, the transaction for the acquisition of Mediobanca proposed by the Offeror with this Offer (the “Antitrust Condition”);

(iii)
that, by the second trading day prior to the Payment Date (as defined below) further Other Authorizations are granted without any requirements, conditions or limitations (the “Other Authorizations Condition”);

(iv)
that, by the second trading day prior to the Payment Date (as defined below), no competent authority, including any court or tribunal, shall issue any resolution or measure which would preclude, restrict or render more onerous the possibility for the Offeror and/or Mediobanca to realize the Offer or its objectives;

(v)
that, between the date of this Notice and the Payment Date (as defined below), no facts, events or circumstances have occurred which would prevent the Offeror from carrying out the Offer in accordance with the Authorizations received in respect of the same Offer and the provisions contained therein;

(vi)
that the Offeror shall hold, upon completion of the Offer – as a result of acceptances to the Offer and/or any purchases made outside of the Offer pursuant to applicable laws and regulations – a participation equal to at least 66.67% of the voting rights exercisable in the shareholders’ meetings of the Issuer (the “Threshold Condition”);

(vii)
that, between the date of this Notice and the Payment Date (as defined below), the corporate bodies of the Issuer (and/or of one of its directly or indirectly controlled or affiliated companies) do not resolve upon, do not carry out, even if resolved upon prior to the date of this Notice, or undertake to carry out or in any case procure the carrying out of (including through conditional agreements and/or partnerships with third parties) acts or transactions (x) which may result in a significant change, even prospectively, in the capital, assets, economic, prudential and/or financial situation and/or activity of the Issuer (and/or one of its directly or indirectly controlled or affiliated companies) as represented in the Issuer’s annual financial report as at 30 June 2024; (y) which restrict the free operation of the subsidiaries, branches and networks in the placement of products to customers (including through the renewal, extension – also due to lack of notice – or renegotiation of existing and/or expiring distribution agreements) or (z) that are in any case inconsistent with the Offer and the underlying industrial and commercial motivations, unless this is due to compliance with legal obligations and/or following a request of the Supervisory Authorities, without prejudice to what is provided for by the condition under point (viii) below.  The foregoing shall be deemed to refer, purely by way of example, to capital increases (even when carried out in execution of the powers granted to the board of directors pursuant to Article 2443 of the Italian Civil Code), capital reductions, distributions of reserves, payments of extraordinary dividends (i.e., those exceeding the profit reported in the latest approved financial statements at the time of distribution), uses of equity, purchases or acts of disposition of treasury shares, mergers, demergers, transformations, amendments to the by-laws in general, cancellation or amalgamation of shares, sales, acquisitions, exercise of purchase rights, or transfers, even temporarily, of assets, of participations (or of related equity or economic rights), of contracts for the supply of services, of commercial contracts or contracts for the distribution of banking, financial or insurance products, of companies or branches of companies (including, by way of example, those operating in the insurance sector), bond issuances or assumption of debt (the “Relevant Acts Condition”);

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(viii)
that, between the date of this Notice and the Payment Date (as defined below), the Issuer and/or its directly or indirectly controlled subsidiaries and/or affiliated companies do not resolve upon and in any case do not carry out, even if resolved upon before the date of this Notice, nor undertake to carry out, acts or transactions that may counteract the achievement of the objectives of the Offer pursuant to Article 104 of the TUF, even if such acts or transactions have been authorized by the shareholders’ meeting in ordinary or extraordinary session of the Issuer or are decided and implemented independently by the shareholders’ meeting in ordinary or extraordinary session and/or by the management bodies of the Issuer’s subsidiaries and/or affiliated companies (the “104 Condition”);

(ix)
that, by the Payment Date (as defined below), (x) no extraordinary circumstances or events have occurred at a national and/or international level (a) that entail or may entail significant adverse changes in the political, health, financial, economic, currency, regulatory (including accounting and supervisory) or market situation or (b) which have or may have a materially detrimental effect on the Offer and/or the financial, asset, economic or income situation of the Issuer (and/or its subsidiaries and/or affiliated companies) and/or the Offeror (and/or its subsidiaries and/or affiliated companies) as represented in the Issuer’s annual financial report as at 30 June 2024; and/or (y) no facts or situations have arisen in relation to the Issuer (and/or its subsidiaries and/or affiliated companies), not known to the market as at the date of this Notice, which would have the effect of adversely affecting the Issuer’s (and/or its subsidiaries’ and/or affiliated companies’) business or situation (assets, economic, income or operations) as represented in the Issuer’s annual financial report as at 30 June 2024 (the “MAE Condition”).  It is understood that this MAE Condition also includes, inter alia, all events listed under (x) and (y) above which may occur in the markets in which the Issuer, the Offeror or their respective subsidiaries and/or affiliated companies operate as a result of, or in connection with, ongoing international political crises, including those taking place in Ukraine and the Middle East, which, although in the public domain as at the date of this Notice, could have deteriorating consequences for the Offer and/or the assets, economic, financial or operational situation of the Issuer or the Offeror and their respective subsidiaries and/or affiliated companies, such as, but not limited to, the temporary blocking and/or closure of financial and production markets and/or business activities relating to the markets in which the Issuer, the Offeror or their respective subsidiaries and/or affiliated companies operate, which would have a detrimental effect on the Offer and/or changes in the assets, economic, financial or operational situation of the Issuer, the Offeror or their respective subsidiaries and/or affiliated companies.

The Offeror may only expressly waive, by notice to the market in accordance with applicable law, in whole or in part, one or more of the Conditions of Effectiveness or amend them, in whole or in part, in accordance with applicable law.
Pursuant to Article 36 of the Issuers’ Regulation, the Offeror will give notice of the fulfilment or non-fulfilment of the Conditions of Effectiveness or, if one or more Conditions of Effectiveness have not been fulfilled, the possible waiver thereof, by giving notice within the following time limits:
–	as to the Prior Authorizations Condition, by the Publication Date of the Offer Document;
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–
as to the Threshold Condition, with the announcement on the provisional results of the Offer to be made by the evening of the last day of the Acceptance Period (as defined below) – and, in any event, by 7:29 a.m. of the first trading day following the end of the Acceptance Period – and which shall be confirmed with the announcement on the definitive results of the Offer to be made by 7:29 a.m. of the trading day preceding the Payment Date (as defined below); and

–	as to all other Conditions of Effectiveness, with the announcement on the final results of the Offer, which will be issued by 7:29 a.m. on the trading day prior to the Payment Date (as defined below).
In the event that even one of the Conditions of Effectiveness is not fulfilled and the Offeror does not exercise its right to waive it and, consequently, the Offer fails to complete, the Mediobanca Shares tendered to the Offer shall be made available to their respective holders, without charge or expenses being imposed upon them or the Offeror, by the trading day following the date on which the failure to complete the Offer is disclosed.
2.	PARTICIPANTS IN THE OFFER
2.1	The Offeror
The Offeror is Banca Monte dei Paschi di Siena S.p.A., a joint-stock company incorporated under the laws of Italy, with registered office in Piazza Salimbeni, 3, Siena, registration number with the Companies’ Register of Arezzo – Siena and Tax Code no. 00884060526.
The Offeror is also registered in the Bank Register held by the Bank of Italy under number 5274 and, as parent company of the Monte dei Paschi di Siena Banking Group (the “MPS Group”), in the Register of Banking Groups under number 1030, as well as a member of the Interbank Fund for Deposit Protection (Fondo Interbancario di Tutela dei Depositi) and the National Guarantee Fund (Fondo Nazionale di Garanzia).
As at the date of this Notice, the Offeror’s share capital is equal to Euro 7,453,450,788.44, divided into no. 1,259,689,706 ordinary shares with no par value.  The Offeror’s shares are admitted to trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana, with ISIN code IT0005508921 and are dematerialized pursuant to Article 83-bis of the TUF.
As at the date of this Notice, to the Offeror’s knowledge, there are no shareholders’ agreements among the shareholders of MPS, nor is there any individual or legal entity exercising control over the Offeror pursuant to Article 93 of the TUF.
As at the date of this Notice, on the basis of the notifications received pursuant to Article 120 of the TUF, the results of the shareholders’ register, as well as on the basis of other information available to the Offeror, the shareholders holding a share of the Offeror’s share capital or voting rights exceeding 3% of the Offeror’s share capital are indicated in the following table:
Declarant or subject at the top of the participation chain	Direct Shareholder	% shareholding
DELFIN SARL	DELFIN SARL	9.780%
BANCO BPM SPA	BANCO BPM SPA	5.003%
ANIMA HOLDING SPA	ANIMA HOLDING SPA	3.992%
MINISTRY OF ECONOMY AND FINANCE	MINISTRY OF ECONOMY AND FINANCE	11.731%
CALTAGIRONE FRANCESCO GAETANO	AUSONIA SRL	0.056%
	ESPERIA 15 SRL	0.056%
	MK 87 SRL	0.040%
	FINANCIAL INSTITUTION 2012 SPA	0.556%

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Declarant or subject at the top of the participation chain	Direct Shareholder	% shareholding
	GAMMA SRL	0.992%
	AZUFIN SPA	1.191%
	VM 2006 SRL	1.746%
	MANTEGNA 87 SRL	0.103%
	CALT 2004 SRL	0.127%
	FINANZIARIA ITALIA 2005 SPA	0.159%
	Total	5.026%

2.2	Persons Acting in Concert
Note that, in relation to the Offer, there are no persons acting in concert with the Offeror within the meaning of Article 101-bis, paragraphs 4, 4-bis and 4-ter, of the TUF and Article 44-quater of the Issuers’ Regulation.
2.3	Issuer
The Issuer is MEDIOBANCA – Banca di Credito Finanziario Società per Azioni, a joint-stock company incorporated under the laws of Italy, with registered office in Milan, Piazzetta Enrico Cuccia, 1, registration number with the Milan Companies’ Register and tax code no. 00714490158.
The Issuer is also registered in the Register of Banks held by the Bank of Italy and, as the parent company of the Mediobanca Banking Group (the “Mediobanca Group”), in the Register of Banking Groups under number 10631, as well as a member of the Interbank Fund for Deposit Protection (Fondo Interbancario di Tutela dei Depositi) and the National Guarantee Fund (Fondo Nazionale di Garanzia).
As at the date of this Notice, the Issuer’s share capital is equal to Euro 444,680,575, divided into 833,279,689 ordinary shares with no par value.  The Issuer’s shares are admitted to trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana, with ISIN code IT0000062957 and are dematerialized pursuant to Article 83-bis of the TUF.
To Offeror’s knowledge, as at the date of December 31, 2024, Mediobanca holds 11,277,075 Mediobanca Shares, equal to about 1.35% of the Issuer’s share capital.
The following table shows the persons who, as of the date of this Notice – based on the notifications pursuant to Article 120 of the TUF, as published on Consob’s website – hold shares of the Issuer’s share capital or voting rights exceeding 3% of the Issuer’s ordinary share capital:
Declarant or subject at the top of the participation chain	Direct Shareholder	% shareholding
CALTAG IRONE FRANCESCO GAETANO	FINCAL SPA	1.880%
	FINANCIAL INSTITUTION 2012 SPA	3.203%
	GAMMA SRL	0.416%
	Total	5.499%
DELFIN SARL	DELFIN SARL	19.390%
BANCA MEDIOLANUM SPA	MEDIOLANUM VITA SPA	0.741%
	BANCA MEDIOLANUM SPA	2.602%
	Total	3.343%

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The percentages shown in the table above, as published on Consob’s website and derived from the notifications made by shareholders pursuant to Article 120 of the TUF, may not be updated and/or consistent with the data processed and published by other sources (including the Issuer’s website), in the event that subsequent changes in the shareholding did not result in any notification obligation on the shareholders.
As at the date of this Notice, a consultation agreement is in force among certain shareholders of Mediobanca, which falls within the scope of the case indicated in Article 122 paragraph 5, let. a) of the TUF.  The agreement does not appear to envisage either blocking or voting commitments on the Mediobanca Shares contributed, but regulates the procedures for meetings to share reflections and considerations on the performance of the
Mediobanca Group, in a context of parity of information with the market.  For further details, please refer to the key information, updated as at 3 October 2024, published pursuant to Article 122 of the TUF and Article 130 of the Issuers’ Regulation.
As at the date of this Notice, the Offeror does not hold, directly or indirectly, any participation in the share capital of the Issuer, except for any positions held for trading purposes.  It should be noted that the Issuer’s Shares held in trust on behalf of customers or by investment funds and/or other collective investment schemes managed by companies of the MPS Group in full autonomy from the latter and in the interest of customers are not included in this calculation.
It should also be noted that the Issuer’s Shareholders’ Meeting of 28 October 2024 approved the launch of a buy‑back and cancellation program for treasury shares, for a countervalue of approximately Euro 385 million.  The transaction was authorized by the European Central Bank.
As of 31 December 2024, under the aforementioned program, Mediobanca had acquired a total of no. 8,242,715 shares, equal to 1% of the share capital, for a total countervalue of approximately Euro 116.9 million.  As of the same date, Mediobanca’s share capital comprises no. 833,279,689 shares, of which no. 822,002,614 are shares outstanding and no. 11,277,075 are treasury shares.
The Extraordinary Shareholders’ Meeting of the Issuer held on 28 October 2024 resolved to cancel up to a maximum of no. 30,000,000 treasury shares that may be acquired (and not utilized) pursuant to the resolution passed at the ordinary shareholders’ meeting held on the same date.  Pursuant to the resolution passed, the cancellation may be carried out in several instalments or in one lump sum, however, within 18 months from the date of the shareholders’ resolution.
3.	MAIN TERMS OF THE OFFER
3.1	Category and quantity of the financial instruments subject to the Offer
Without prejudice to the Conditions of Effectiveness referred to in paragraph 1.5 above, the Offer will relate to 100% of the Issuer’s ordinary shares, amounting to no. 833,279,689 Issuer’s Shares as at the date of this Notice.
Based on public information, the number of Issuer’s Shares subject to the Offer could increase if Mediobanca issues additional Issuer’s Shares to service the long-term share-based incentive plans.
The Mediobanca Shares tendered to the Offer shall be freely transferable to the Offeror and free of liens and encumbrances of any kind and nature, whether in rem, obligatory or personal.
The Offer is addressed indiscriminately and on equal terms to all holders of the Issuer’s Shares.
Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

3.2	Offer Consideration
3.2.1	Offer Consideration per share
If the Conditions of Effectiveness are fulfilled (or waived) and the Offer is therefore completed, the Offeror will pay, for each Issuer’s Share tendered to the Offer, the Consideration, not subject to adjustment (except as set out below), consisting of no. 2.300 newly issued shares of the Offeror in execution of the Capital Increase Reserved to the Offer (as defined below).
Based on the official price of the Offeror’s Shares recorded at the close of business on 23 January 2025 (the last trading day prior to the date of this Notice) equal to Euro 6.9533, the Consideration expresses a valuation equal to Euro 15.992 per Issuer’s Share and incorporates the following premiums with respect to the volume- weighted arithmetic average of the official prices of the Issuer’s Shares during the periods indicated below:
Reference period	Weighted average price per Issuer’s Share (Euro)	Premium
23 January 2025	15.227	5.03%
1 month prior to 23 January 2025 (inclusive)	14.795	8.11%
2 months prior to 23 January 2025 (inclusive)	14.363	4.84%
3 months prior to 23 January 2025 (inclusive)	14.508	(3.31)%
6 months prior to 23 January 2025 (inclusive)	14.703	(12.91)%
12 months prior to 23 January 2025 (inclusive)	13.928	(21.99)%
Source:   FactSet VWAP
The Consideration was determined on the assumption that, prior to the Payment Date (as defined below):
–	the Issuer and/or the Offeror do not approve or make any ordinary or extraordinary distribution of dividends from profits and/or other reserves; and
–
the Issuer does not approve or carry out any transaction on its share capital (including, without limitation, capital increases or reductions) and/or on Mediobanca Shares (including, without limitation, the amalgamation or cancellation of shares).

If, prior to the Payment Date (as defined below), the Issuer and/or the Offeror should pay a dividend (including an interim dividend) and/or make a distribution of reserves to its shareholders, or in any event the ex coupon (cedola) relating to dividends resolved upon but not yet paid by the Issuer and/or MPS, as the case may be, is detached from the Mediobanca Shares and/or the MPS Shares, respectively, the Consideration shall be adjusted to take into account the dividend distributed (or the interim dividend) or the reserve distributed.
Without prejudice to the Conditions of Effectiveness of the Offer, in the event that the Issuer should approve or initiate any transaction on its share capital (including, without limitation, capital increases or reductions) and/or on Mediobanca Shares (including, without limitation, the amalgamation or cancellation of shares), such circumstance shall result in an adjustment of the Offer Consideration in the event that the Offeror waives the relevant Condition of Effectiveness, where applicable, in relation to such individual event.

[3]	Source: FactSet VWAP

Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

Any adjustment of the Consideration as a result of the foregoing shall be disclosed in the manner and within the time prescribed by applicable law.
The payment of the Consideration for each Issuer’s Share tendered to the Offer will be borne by the Offeror.  For further details, please refer to the Offer Document, which will be made available in accordance with the terms and conditions provided for by applicable regulations.
The newly issued Offeror’s shares, to be delivered to the accepting parties to the Offer as Consideration, will have the same characteristics as the Offeror’s shares currently outstanding and will be listed on Euronext Milan, a regulated market organized and managed by Borsa Italiana.
The Offeror declares, pursuant to Article 37-bis, paragraph 1, of the Issuers’ Regulation, that it has put itself in a condition to be able to fully meet any commitment to the payment of the Offer Consideration by convening an extraordinary shareholders’ meeting of the Offeror on 17 April 2025 to resolve on the proposal to delegate to the board of directors of MPS the increase of the share capital for the purposes of the Offer, as better indicated under paragraph 3.2.3, and that it will deliver to CONSOB, within the day preceding the Publication Date of the Offer Document, adequate guarantees of correct fulfilment pursuant to Article 37- bis, paragraph 3, of the Issuers’ Regulation.
3.2.2	Maximum aggregate Offer Consideration
If all of the Shares subject to the Offer issued as of the date of this Notice should be tendered, a maximum of no. 1,916,543,285 newly issued shares of MPS, as the maximum total amount of the Offer Consideration, shall be issued to the tendering shareholders of Mediobanca, representing approximately 60% of the share capital of MPS following the execution of the Capital Increase Reserved to the Offer (as defined below).
On the basis of the official price of the Offeror’s shares recorded at the close of 23 January 2025 (the last trading day prior to the date of this Notice) equal to Euro 6.9534, the total countervalue of the Offer, again in the event of full acceptance, will be approximately Euro 13.3 billion, an amount, the latter, equal to the “monetary” valuation of the Offer Consideration (i.e., Euro 15.992 per Issuer’s Share).
3.2.3	Characteristics of the Share Capital Increase Reserved to the Offer
On 23 January 2025, the Board of Directors of the Offeror resolved to submit to the extraordinary shareholders’ meeting of the Offeror – convening it for 17 April 2025 – the proposal to delegate to the administrative body (board of directors) of MPS, pursuant to Article 2443 of the Italian Civil Code (the “Delegation”), the increase of the Offeror’s share capital at the service of the Offer, in divisible form and also in several tranches, to be paid up by means of (and against) the contribution in kind of the Issuer’s Shares tendered to the Offer (or however contributed to MPS in execution of the purchase obligation and/or right to purchase under articles 108 and 111, of the TUF, if the requirements thereof are met), and therefore with the exclusion of the option right pursuant to Article 2441, paragraph 4, of the Italian Civil Code (the “Share Capital Increase Reserved to the Offer”).
The newly issued MPS shares will have regular dividend entitlement and the same characteristics as those in circulation on the issue date.
For the purpose of the Share Capital Increase Reserved to the Offer, the Board of Directors of the Offeror will apply the rules contained in the Italian Civil Code for the valuation of the Issuer’s Shares to be contributed.
The Offeror, for the purpose of the Share Capital Increase Reserved to the Offer, will make available to the public, in accordance with the procedures and terms provided for by applicable laws and regulations, the illustrative report of the directors provided for by article 2441, paragraph 6, of the Italian Civil Code and the opinion on the fairness of the issue consideration of the Offeror’s new shares, which will be issued by PricewaterhouseCoopers S.p.A., the company appointed to audit the Offeror’s capital increase, pursuant to Article 2441, paragraph 6, of the Italian Civil Code and Article 158 of the TUF, as well as the additional documentation required by the laws and regulations in force.

[4]	Source: FactSet VWAP

Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

The Offer may only commence subject to and following (i) the approval, by the extraordinary shareholders’ meeting of the Offeror, of the proposal of Delegation for the Capital Increase Reserved to the Offer, as well as (ii) the resolution, by the Board of Directors of the Offeror, of the Capital Increase Reserved to the Offer, in exercise of the Delegation.  The effectiveness of such resolutions is subject to the obtaining of the Prior Authorizations under point (iii) of paragraph 1.4 above.
3.2.4	Offer Acceptance Period
The Offer acceptance period – which, pursuant to Article 40, paragraph 2, let. b), of the Issuers’ Regulation, will be agreed with Borsa Italiana and will last between a minimum of 15 and a maximum of 40 trading days, unless extended – will commence after the Publication Date of the Offer Document and the Exemption Document, in accordance with the provisions of law (the “Acceptance Period”).
3.2.5	Consideration Payment Date
Subject to the fulfilment (or waiver) of the Conditions of Effectiveness and to the completion of the Offer, the delivery of the Consideration to the holders of the Issuer’s Shares tendered to the Offer, together with the transfer to the Offeror of the ownership of such Issuer’s Shares shall take place on the fifth trading day following the end of the Acceptance Period, to be agreed with Borsa Italiana, subject to any extensions or other changes to the Offer which may occur in accordance with applicable laws or regulations (the “Payment Date”).
The Consideration shall be net of stamp duty, registration tax and tax on financial transactions, if due, and of fees, commissions and expenses which shall remain payable by the Offeror.  On the contrary, any income tax, withholding tax or substitute tax, if due, on the capital gain, if any, will remain the responsibility of the subscribers to the Offer.
3.3	Markets where the Offer is launched
The Offer will be addressed indiscriminately and on equal terms to all shareholders of the Issuer.
Without prejudice to the foregoing, the Offer will be made in Italy, as the Issuer’s Shares are listed exclusively on Euronext Milan, a regulated market organized and managed by Borsa Italiana.
Acceptance of the Offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions provided for by the applicable laws or regulations of such countries.  It is the sole responsibility of the addressees of the Offer to comply with such provisions and, therefore, before accepting the Offer, they shall verify their existence and applicability by contacting their legal advisors and other advisors.
The Offer as of the date of this Notice will not be made, either directly or indirectly, in Australia, Canada, Japan or any other state in which such an offer is not permitted in the absence of the authorization of the competent authorities.
The Offeror does not accept any liability resulting from the violation by any person of the above limitations.
4	DELISTING OF THE ISSUER’S SHARES
Notwithstanding the fact that the Offeror will make its own determinations as to the fulfilment (or non-fulfilment) of the Threshold Condition under the terms set out in paragraph 1.5 above, the objective of the Offer is to acquire the entire share capital of the Issuer and to achieve the delisting of the Mediobanca Shares from the Euronext Milan stock exchange.  Indeed, it is believed that the Delisting will further the objectives of integration, creation of synergies and growth between MPS and Mediobanca.
Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

4.1 Obligation to purchase under Article 108 paragraph 2 of the TUF
In the event that, following the completion of the Offer, including any extension of the Acceptance Period, the Offeror comes to hold, as a result of the acceptances to the Offer and of any purchases made outside of the Offer pursuant to the applicable regulations by the end of the Acceptance Period (as possibly extended) an overall participation of more than 90%, but less than 95%, of the Issuer’s share capital, the Offeror hereby declares its intention not to restore a free float sufficient to ensure the regular trading of Mediobanca Shares.
It should be noted that, for the purposes of calculating the threshold provided for in Article 108, paragraph 2, of the TUF, any treasury shares held by Mediobanca will be counted in the total participation held directly or indirectly by the Offeror (numerator) without being subtracted from the Issuer’s share capital (denominator).
If the conditions are met, the Offeror will also fulfil its obligation to purchase the remaining Mediobanca Shares from the Issuer’s shareholders who have requested it in accordance with Article 108, paragraph 2, of the TUF (the “Sell Out Procedure under Article 108, paragraph 2, of the TUF”), paying them a price per Mediobanca Share determined in accordance with the provisions of Article 108, paragraphs 3 or 4, of the TUF, and Articles 50 and 50-bis of the Issuers’ Regulation.  However, should the conditions set forth in Article 108, paragraph 5, of the TUF be met, the remaining shareholders of Mediobanca may request the payment of an alternative consideration in cash, the amount of which shall be determined pursuant to applicable regulations.  The Offeror shall communicate, within the legal terms, the possible existence of the prerequisites for the Sell Out Procedure under Article 108, paragraph 2, of the TUF.
Pursuant to Article 2.5.1, paragraph 6, of the Regulations of the Markets Organized and Managed by Borsa Italiana in force as at the date of this Notice (the “Stock Exchange Regulations”), if the conditions are met, except as indicated in paragraph 4.2. below, the Mediobanca Shares shall be delisted from Euronext Milan (the “Delisting”) starting from the trading day following the last day of payment of the Sell Out Procedure under article 108, paragraph 2, of the TUF.  In such a case, holders of Mediobanca Shares who did not accept the Offer and who did not intend to avail themselves of the right to request the Offeror to proceed to purchase their Mediobanca Shares pursuant to the Sell Out Procedure under article 108, paragraph 2, of the TUF will remain holders of financial instruments not traded on any regulated market, with the consequent difficulty of liquidating their investment.
4.2	Obligation to purchase under Article 108 paragraph 1 of the TUF and Squeeze-out Right under Article 111 of the TUF
If, following completion of the Offer, including any extension of the Acceptance Period, the Offeror comes to hold, as a result of acceptances to the Offer and any purchases made outside of the Offer in accordance with applicable regulations by the end of the Acceptance Period (as extended, if applicable) and during and/or following the procedure aimed at fulfilling the Sell Out Procedure under Article 108, paragraph 2, of the TUF, an overall participation at least equal to 95% of the Issuer’s share capital, the Offeror hereby declares its intention to avail itself of the right to purchase the remaining Mediobanca Shares pursuant to Article 111 of the TUF (the “Squeeze-out Right”), recognizing to the holders of such Mediobanca Shares a consideration determined in accordance with the provisions of Article 108, paragraphs 3 and 4, of the TUF, as recalled by Article 111 of the TUF, as well as the provisions of Articles 50 and 50-bis of the Issuers’ Regulation, as recalled by Article 50-quater of the Issuers’ Regulation.
However, pursuant to Article 108, paragraph 5, of the TUF and Article 50-quater of the Issuers’ Regulation, the remaining shareholders of the Issuer may request the payment of an alternative consideration in cash, the amount of which will be determined in accordance with the applicable law.  The Offeror shall give notice within the legal terms of any existence of the conditions for the Squeeze-out Right.
It should be noted that, for the purposes of calculating the threshold provided for in Articles 108 paragraph 1 and 111 of the TUF, any treasury shares held by Mediobanca will be counted in the total participation held directly or indirectly by the Offeror (numerator) without being subtracted from the Issuer’s share capital (denominator).
The Offeror, by exercising the Squeeze-out Right, will also fulfil the purchase obligation pursuant to Article 108, paragraph 1, TUF, vis-à-vis the shareholders of the Issuer who have requested it, thus giving rise to a single procedure.
The aforementioned joint procedure will be put in place after the conclusion of the Offer or the procedure aimed at fulfilling the Sell Out Procedure pursuant to Article 108, paragraph 2, of the TUF, within the terms that will be communicated pursuant to law.
Pursuant to Article 2.5.1, paragraph 6, of the Stock Exchange Regulations, in the event of the exercise of the Squeeze-out Right, Borsa Italiana shall order the suspension from listing and/or the delisting of the Mediobanca Shares, taking into account the timeframe envisaged for the exercise of the Squeeze-out Right.
4.3	Insufficient free float and Delisting
It should be noted that, should the conditions for the Delisting not be met upon completion of the Offer, there could in any event be a shortage of free float such as not to ensure the regular trading of the Mediobanca Shares.  In such a case, the Offeror does not intend to put in place measures aimed at restoring the minimum free float conditions to ensure regular trading of the Mediobanca Shares, and Borsa Italiana could order the suspension of the Issuer’s Shares from listing and/or the Delisting pursuant to Article 2.5.1 of the current Stock Exchange Regulations.
In the event that, following the completion of the Offer, the Delisting is not achieved, the Offeror shall evaluate, also on the basis of the results of the Offer, the most appropriate actions to facilitate the objectives of integration, creation of synergies and growth referred to in paragraphs 1.2 and 1.3 (including actions and/or transactions from which the Delisting of the Issuer may result).
Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

5	PUBLICATION OF THE PRESS RELEASE AND DOCUMENTS RELATING TO THE OFFER
The Offer Document, press releases and all documents relating to the Offer will be made available, inter alia, on the Offeror’s website at https://gruppomps.it/corporate-governance/offerta-pubblica-di-scambio-otalitaria-volontaria.html.
6	ADVISORS TO THE OFFEROR
In connection with the Offer, the Offeror is assisted by Gianni & Origoni and White & Case, as legal advisors, and by J.P. Morgan Securities plc. and UBS Europe SE, as financial advisors.
J.P. Morgan Securities plc, which is authorised in the United Kingdom by the Prudential Regulation Authority (the “PRA”) and regulated by the PRA and the Financial Conduct Authority, is acting as financial adviser exclusively for the Offeror and no one else in connection with the Offer and will not regard any other person as its client in relation to the Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to the Offer or any other matter or arrangement referred to herein.
UBS Europe SE is authorised and regulated by the Bundesanstalt für Finanzdienstleistungaufsicht (BaFin) and the European Central Bank (ECB), is acting exclusively for the Offeror and no one else in connection with the Offer or the matters referred to in this document, will not regard any other person (whether or not a recipient of this document) as its client in relation to the Offer and will not be responsible to anyone other than Offeror for providing the protections afforded to its clients or for providing advice in relation to the Offer or any transaction or arrangement referred to in this document.
*******
Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

The voluntary public exchange offer referred to in this Notice shall be promoted by Banca Monte dei Paschi di Siena S.p.A. on all the ordinary shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni.
This Notice does not constitute an offer to buy or sell the shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni.
Prior to the commencement of the Acceptance Period, as required under applicable regulations, the Offeror shall publish an Offer Document and an Exemption Document, which the shareholders of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni shall carefully examine.
The Offer will be made in Italy and will be addressed, on equal terms, to all holders of shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni.  The Offer will be made in Italy as the shares of MEDIOBANCA -Banca di Credito Finanziario Società per Azioni are listed on Euronext Milan organized and managed by Borsa Italiana S.p.A. and, without prejudice to the following, the Offer is subject to the obligations and procedural requirements provided for by Italian law.
The Offer is not being made or disseminated in Canada, Japan and Australia, or any other country in which such Offer is not authorized or to any person to whom such offer or solicitation is not permitted by law (the “Excluded Countries”).
Partial or complete copies of any documents to be issued by the Offeror in connection with the Offer shall not be sent, nor shall they be transmitted, or otherwise distributed, directly or indirectly, in the Excluded Countries.  Any person receiving such documents shall not distribute, send or dispatch them (whether by post or by any other means or instrumentality of communication or commerce) in the Excluded Countries.
Any acceptances of the Offer resulting from solicitation activities carried out in violation of the above limitations will not be accepted.
This Notice, as well as any other document issued by the Offeror in connection with the Offer, shall not constitute or form part of any offer to purchase or exchange, or any solicitation of offers to sell or exchange, securities in any of the Excluded Countries.
Acceptance to the Offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions provided for by laws or regulations.  It is the sole responsibility of the addressees of the Offer to comply with such regulations and, therefore, before accepting the Offer, to verify their existence and applicability by contacting their advisors.  The Offeror shall not be held liable for any breach by any person of any of the foregoing limitations.
Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

IMPORTANT INFORMATION
In connection with the proposed voluntary public exchange offer, the required Offer Document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed voluntary public exchange offer will be required to be registered in the United States, a registration statement on Form F-4, which will include the Exemption Document or, to the extent needed, a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”).  If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed voluntary public exchange offer will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.  Investors and shareholders of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni are strongly advised to read the documents that will be sent to CONSOB, the registration statement and the Exemption Document or prospectus, if and when available, and any other relevant documents sent to, or filed with, CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  If and when filed, investors may obtain free copies of the registration statement, the Exemption Document or the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed voluntary public exchange offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
To the extent permissible under applicable law or regulation in Italy and pursuant to either exemptive relief from Rule 14e-5 granted by the SEC or the exemptions available under Rule 14e-5(b) under the U.S. Exchange Act, Banca Monte dei Paschi di Siena S.p.A. and its affiliates or brokers (acting as agents for Banca Monte dei Paschi di Siena S.p.A. or its affiliates, as applicable) may from time to time, and other than pursuant to the Offer, directly or indirectly purchase, or arrange to purchase, shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, that are the subject of the Offer or any securities that are convertible into, exchangeable for or exercisable for such shares, including purchases in the open market at prevailing prices or in private transactions at negotiated prices outside the United States. To the extent information about such purchases or arrangements to purchase is made public in Italy, if any such purchases are made, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni of such information. In addition, the financial advisors to Banca Monte dei Paschi di Siena S.p.A., may also engage in ordinary course trading activities in securities of MEDIOBANCA - Banca di Credito Finanziario Società, which may include purchases or arrangements to purchase such securities.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Banca Monte dei Paschi di Siena S.p.A. and its combined business after completion of the proposed voluntary public exchange offer.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the management of Banca Monte dei Paschi di Siena S.p.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Banca Monte dei Paschi di Siena S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Monte dei Paschi di Siena S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Banca Monte dei Paschi di Siena S.p.A. to CONSOB.  Except as required by applicable law, Banca Monte dei Paschi di Siena S.p.A. does not undertake any obligation to update any forward-looking information or statements.
Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan